Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President

By Electronic Mail

June 30, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 29, 2020 The Nasdaq Stock Market (the "Exchange") received from Siren ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Siren Large Cap Blend Index ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,